Bingham McCutchen LLP

2020 K Street NW

Washington, DC 200006

Tel: 202.373.6000

Fax: 202.373.6001

www.bingham.com

Kathleen M. Long

Direct Phone: +1.202.373.6149

Direct Fax: +1.202.373.6001

Kathleen.long@bingham.com

April 4, 2014

James E. O’Connor

Christina DiAngelo Fettig

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Nuveen Enhanced Municipal Value Fund (the “Fund”)
File Nos. 333-193749 and 811-22323

Dear Ms. Fettig and Mr. O’Connor:

This letter responds to the comments we received from you in a letter dated March 5, 2014 on the Fund’s filing on Form N-2 (File Nos. 333-193749 and 811-22323), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on February 4, 2014. The following summarizes your comments and provides our responses. Unless otherwise noted, capitalized terms have the same meaning as given in the Fund’s Prospectus and/or Statement of Additional Information (the “SAI”). The responses below are reflected in the Fund’s Pre-Effective Amendment No. 1, which was filed today with the SEC.

PROSPECTUS

Front Cover

1. In the first paragraph of the cover please clarify that up to 30% of the Fund’s interest income may be subject to the federal alternative minimum tax.

Response: We have made the requested change.

2. The disclosure in the first paragraph and in the “Portfolio Contents” paragraph state that “the Fund will invest at least 80% of its Managed Assets in municipal securities

April 4, 2014

that at the time of investment are investment grade quality.” Please make clear the Fund is not required to dispose of securities that are subsequently downgraded to below investment grade quality, even where the portfolio, as a whole, would drop below 80% investment grade. Please also disclose, where appropriate, whether, in the event that some of its investments are downgraded, the Fund intends to take any steps to maintain an 80% investment grade level.

Response: We have revised the disclosure in the Prospectus to clarify that the Fund will not be required to dispose of the security, even if such downgrade causes the portfolio to fall below the 80% threshold. We have also added disclosure stating that if at any time the Fund falls below the 80% threshold, the Fund’s future investments will be made in a manner that will bring the Fund’s portfolio back into compliance with this policy.

3. The disclosure in the paragraph “Portfolio Contents” and on page 3 of Prospectus Summary states: “A security is considered investment grade quality if it is rated within the four highest letter grades (BBB- or Baa3 or better) by at least one of the nationally recognized statistical rating organizations.…” Please include the corresponding Fitch ratings. Please also clarify whether a security would be considered investment grade if one rating services has rated the security investment grade, but the majority of the rating services have rated it below investment grade.

Response: We have made the requested letter grade changes. We have also added disclosure clarifying that split rated securities are considered investment grade securities.

Prospectus Summary

Investment Objectives and Policies, page 1

1. The disclosure, on page 1, states: “Nuveen Asset Management believes its value oriented strategy offers the opportunity to construct a well-diversified portfolio of municipal securities that has the potential to outperform major municipal market benchmarks over the longer term.” Please clarify how a “value oriented strategy” is related to constructing a “well-diversified portfolio.” In addition, we are concerned that the term “well-diversified” could be misleading. There does not appear to be any disclosure indicating that the Fund’s investment strategy is required to be, or will be in fact, any more diversified than any other “diversified” fund, as defined in Section 5(b)(1) of the Investment Company Act. Does the Fund manage its investments to be, at all times, more “diversified” than is required by Section 5(b)(1)? Are the Fund’s investments managed to be more diversified than those of a typical nationwide municipal bond fund? If not, the modifier “well” should be deleted because it is not meaningful.

April 4, 2014

Response: Without necessarily agreeing with the staff’s comments, we have revised the sentence noted above as follows:

Nuveen Asset Management employs ~~believes its~~ a value oriented strategy and ~~offers the opportunity~~ seeks to construct a ~~well-~~diversified portfolio of municipal securities that has the potential to outperform major municipal market benchmarks over the longer term.

2. The disclosure, on page 2, states: “The Fund may invest in various municipal securities, including municipal bonds and notes, other securities issued to finance and refinance public projects, and other related securities and derivative instruments creating exposure to municipal securities that provide for the payment of interest income that is exempt from regular federal income tax (as used in this document, the term “municipal securities” refers to all such investments collectively). Please disclose in this section what is meant by the term “other related securities.” Please explain to us how the inclusion of such “related securities” within the term “municipal securities” is permitted for purposes of testing compliance with Rule 35d-1 under the 1940 Act.

Response: We have deleted the phrase “other related securities.”

While we note that the Fund is permitted to count “synthetic instruments,” including derivatives, towards satisfaction of the requirements of Rule 35d-1, please confirm to us that all derivative investments will be included based on their market value and not their notional value.

Response: Registrant believes that the use of notional value may be an appropriate measure of the economic exposure of a fund in certain limited circumstances. Notwithstanding the foregoing, Registrant historically has not used, and currently does not intend to use, the types of derivatives instruments where such treatment would be appropriate. Accordingly, Registrant confirms that derivatives instruments that provide economic exposure to assets that are consistent with its name will be valued at fair value in accordance with the valuation policies of Registrant for purposes of measuring compliance with Rule 35d-1. To the extent that notional value exceeds such amount, Registrant will not take such amount into account for purposes of determining compliance with Rule 35d-1. To the extent the Securities and Exchange Commission or its staff issues additional guidance in this area, Registrant reserves the right to modify its policies in accordance with such guidance.1

[1]	The U.S. Securities and Exchange Commission has issued a concept release regarding the treatment of derivatives instruments for purposes of various tests set forth in the Investment Company Act of 1940, as amended. See “Use of Derivatives by Investment Companies under the Investment Company Act of 1940,” August 31, 2011.

April 4, 2014

3. The disclosure, on page 3, states:

The Fund also may invest up to 20% of its net assets in certain derivative instruments in pursuit of its investment objectives, excluding inverse floating rate securities. Such instruments include financial futures contracts, swap contracts (including interest rate and credit default swaps), options on financial futures, options on swap contracts, or other derivative instruments.

The fact that the Fund may invest up to 20% of its net assets in derivatives suggests that this may be a principal investment strategy. The Division of Investment Management has provided guidance about derivative-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. That letter provides that such disclosure should be in plain English and should:

•	be tailored to the fund’s specific use of derivatives and related risks;

•	explain the purpose of derivatives trading;

•	address the degree of economic exposure (not just the amount invested);

•	provide investors with a complete risk profile of the fund’s investments, rather than a list of risks of various derivative strategies; and

•	be reviewed on an ongoing basis to assess the completeness and accuracy of derivatives disclosure in light of actual use of derivatives.

Please identify specifically all of the derivatives in which the Fund intends to invest. Please also revise as necessary the risk disclosure, on page 14, to conform with the following guidance in the letter: “[T]he disclosure concerning the principal risks of the fund should similarly be tailored to the types of derivatives used by the fund, the extent of their use, and the purpose for using derivative transactions.” In this regard we note that the only derivatives described in the “Derivatives Risk” paragraph, on page 14, are swaps. Please also note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Response: We have added the following disclosure: “As of February 28, 2014, the only derivatives the Fund was invested in were forward interest rate swaps, which represented 0.10% of its Managed Assets.”

April 4, 2014

4. The disclosure, on page 3 as well as elsewhere in the summary, mentions that the Fund “may invest up to 30% of its Managed Assets in AMT Bonds.” It would be helpful to investors if the disclosure, on page 3, described the AMT.

Response: We have made the requested change.

Use of Leverage, page 4

1. The disclosure on page 4, and elsewhere in the prospectus, indicates that “[t]he Fund may leverage its capital structure by issuing senior securities such as preferred shares or debt securities or by borrowing. Please disclose whether the Fund has any intention of using such forms of leverage in the current fiscal year.

Response: While permitted to do so, the Fund has no current intention to leverage its capital structure by issuing senior securities such as preferred shares or debt securities or by borrowing during the current fiscal year.

2. The disclosure on page 5 states that “the Fund may borrow up to 5% of its Managed Assets for 60 days or less for temporary, emergency or other purposes as permitted by the 1940 Act. However, the disclosure in the subsection “Borrowing Risks,” on page 41, states that [t]he Fund will not purchase additional portfolio securities while outstanding such temporary or emergency borrowings exceed 5% of the value of its total assets.” In addition, the Fund’s fundamental policies on page 1 of the Statement of Additional Information states that the Fund will not “[b]orrow money, except as permitted by the 1940 Act and exemptive orders granted under the 1940 Act.” Please clarify whether the Fund may borrow in excess of 5% of its Managed Assets.

Response: The Fund may borrow in excess of 5% of its Managed Assets. The “5% limit” on Managed Assets applies only when borrowing for emergency purposes as described in the registration statement and is not applicable for borrowing in the regular course of fund business as permitted by the 1940 Act, e.g., purposes of leverage.

Special Risk Considerations, page 8

1. The disclosure in the paragraph “Interest Rate Risk,” on page 10, is too general and that it should be revised to describe specifically the nature and degree of the interest rate risk extant currently in the Fund’s portfolio. As of December 31, 2013, the average effective maturity of the Fund’s portfolio was 19.21 and its effective duration was 15.21 years. On the other hand, as noted in the disclosure, interest rates are at historic lows. We also note that before the disclosure in this paragraph even mentions the portfolio’s long duration, it mentions prepayment and extension risks. Please describe the degree of interest rate risk created by the very long duration of the Fund’s portfolio, as well as the Fund’s use of leveraging.

April 4, 2014

Response: We have added the following disclosure to the “Interest Rate Risk” sections in the registration statement to better explain the risk of an investment in the Fund based on its duration.

In comparison to maturity (which is the date on which a debt instrument ceases and the issuer is obligated to repay the principal amount), duration is a measure of the price volatility of a debt instrument as a result of changes in market rates of interest, based on the weighted average timing of the instrument’s expected principal and interest payments. Duration differs from maturity in that it considers a security’s yield, coupon payments, principal payments and call features in addition to the amount of time until the security finally matures. As the value of a security changes over time, so will its duration.

Prices of securities with longer durations tend to be more sensitive to interest rate changes than securities with shorter durations. In general, a portfolio of securities with a longer duration can be expected to be more sensitive to interest rate changes than a portfolio with a shorter duration. For example, the price of a bond with an effective duration of two years will rise (fall) two percent for every one percent decrease (increase) in its yield, and the price of a five-year duration bond will rise (fall) five percent for a one percent decrease (increase) in its yield.

2. The paragraph “Municipal Securities Market Risk,” on page 11, states: “The amount of public information available about the municipal securities in the Fund’s portfolio is generally less than that for corporate equities or bonds.” If anything, the opposite may have been the case recently. In the last year the municipal bond market was racked, in part, as a result of the extensive coverage given: the bankruptcies of Detroit, Harrisburg, Pennsylvania, and Jefferson County, Alabama; the shaky finances of Illinois; and the downgrade of Puerto Rican bonds to below investment-grade. In any case, the disclosure in this paragraph of the current risks in the municipal securities market is insufficient. Please describe fully the sources of current risk in the municipal bond market including: the municipal bankruptcies; the shaky finances of many states and municipalities; the almost complete exit of bond insurers from the municipal bond market; and the fact that the current low level of interest rates may not be sustainable.

Response: We have deleted this sentence from the Summary and, when it appears later in the Prospectus, we revised it to state, “Historically, …” We have also added the following disclosure to the “Municipal Securities Market Risk” sections throughout the registration statement:

The municipal market is one in which dealer firms make markets in bonds on a principal basis using their proprietary capital, and during the recent market turmoil these firms’ capital was severely constrained. As a result, some firms were unwilling to commit their capital to purchase and to serve as a dealer for municipal bonds.

April 4, 2014

Generally, when market interest rates rise, bond prices fall, and vice versa. Interest rate risk is the risk that the municipal securities in the Fund’s portfolio will decline in value because of increases in market interest rates. Currently, market interest rates are at or near historically low levels which may be unsustainable. In typical market interest rate environments, the prices of longer-term municipal securities generally fluctuate more than prices of shorter-term municipal securities as interest rates change. Because the Fund will invest primarily in longer-term municipal securities, the Common Share net asset value and market price per share will fluctuate more in response to changes in market interest rates than if the Fund invested primarily in shorter-term municipal securities.

Tax Risk, page 11

The disclosure, on page 12, states that “the Fund is not a suitable investment for individual retirement accounts, for other tax-exempt or tax-deferred accounts or for investors who are not sensitive to the federal income tax consequences of their investments.” This disclosure should appear on the prospectus cover and also be made more prominent in the prospectus.

Response: We have added this disclosure to the Cover, and italicized the disclosure where it appears in both the Summary and Prospectus.

Distributions, page 16

The disclosure states that “[a] return of capital reduces a shareholder’s tax basis, which could result in higher taxes when the shareholder sells his or her shares. Please state that such a distribution will be taxable upon sale of the shares even to the extent of offsetting a loss on the sale.

Response: We have revised the disclosure as follows: “[a] return of capital reduces a shareholder’s tax basis. For taxable shareholders, such a distribution may result in higher taxes when the shares are ultimately sold because it may result in a larger gain or a smaller loss on the sale.”

Please also make clear that, in the event of a distribution of paid-in capital, shareholders will be receiving their own capital back, net of the Fund’s fees expenses.

Response: We have made the requested changes.

In addition, if a distribution in excess of a shareholder’s basis could occur, please disclose that the excess will be taxed as ordinary income.

April 4, 2014

Response: We respectfully decline to make the requested change as a distribution in excess of basis, should one ever occur, will be treated as gain from the sale or exchange of property. See IRC Section 301(c)(3).

Summary of Fund Expenses, page 18

1. The heading states that the fee table “shows the expenses of the Fund as a percentage of the average net assets applicable to Common Shares, and not as a percentage of total assets or Managed Assets.” But no information is provided in the fee table about the kind, amount, and effect of the Fund’s leverage. By means of footnotes to the fee table, please:

a) Identify the amount, cost, and sources of the Fund’s estimated annual leverage, including, and in addition to, its investments in inverse floating rate securities.

Response: We have revised the line item “Interest Payments on Borrowings and Interest and Related Expenses from Inverse Floaters” as follows to clarify the current form of leverage employed by the Fund:

Currently, the Fund employs leverage through its investments in inverse floating rate securities. For the fiscal year ended October 31, 2013, the Fund’s total effective leverage was approximately 33% of the Fund’s Managed Assets. “Fees on Borrowings” includes an annual commitment fee of 0.125% on a $100,000,000 facility. During the fiscal year ended October 31, 2013, the Fund did not utilize Borrowings and has no current intention to do so. “Interest and Related Expenses from Inverse Floaters” also includes interest expense that arises because accounting rules require the Fund to treat interest paid by trusts issuing certain inverse floating rate investments held by the Fund as having been paid (indirectly) by the Fund. Because the Fund also recognizes a corresponding amount of interest income (also indirectly), the Fund’s net asset value, net investment income, and total return are not affected by this accounting treatment. The actual “Interest Payments on Borrowings” and “Interest and Related Expenses from Inverse Floaters” incurred in the future may be higher or lower. The Fund’s use of leverage will increase the amount of management fees paid to NFALLC and Nuveen Asset Management.

b) Disclose that the Fund’s use of leverage will increase the amount of management fees paid to Nuveen Asset Management.

Response: We have made the requested change.

April 4, 2014

c) Disclose that to the extent the Fund uses leverage, all cost associated with such leveraging will be indirectly borne by the Fund’s investors.

Response: We have moved the disclosure stating that “The purpose of the table and example below is to help you understand all fees and expenses that you, as a Common Shareholder, would bear directly or indirectly (emphasis added)” to the head of the fee table. Together with the other clarifying revisions to the Fee Table regarding the type, cost and amount of leverage employed by the Fund, we believe we have addressed the staff’s comment.

d) Disclose that the management fees shown in the fee table are higher than the contractual management rate because the management fees in the table are calculated as a percentage of the Fund’s average net assets, rather than the Fund’s managed assets.

Response: We have made the requested change in a footnote to the “Management Fees” line item.

2. Please revise footnote 4 to state that “Other Expenses” are based on estimated amounts for the current fiscal year. See Instruction 6 to Item 3 of Form N-2.

Response: We have made the request change.

3. Disclosure, on page 2 and elsewhere in the prospectus, appears to indicate that the Fund intends to invest in “pooled vehicles, partnerships, or other investment companies.” If the Fund intends to make any investments in the current fiscal year in “Acquired Funds,” including temporary cash transfers to money market funds, that may exceed 0.01 percent (one basis point) of average net assets, please add the caption, “Acquired Fund Fees and Expenses,” to the fee table immediately above the caption, “total Annual Expenses.” If any such expenses are not expected to exceed one basis point, please confirm that these amounts are included in the calculation of “Other Expenses.” See Instruction 10.a. to Item 3 of Form N-2.

Response: We confirm that expenses attributable to the Fund’s investments, if any, in other investment companies are currently estimated not to exceed .01% of net assets attributable to Common Shares for the current fiscal year.

4. If, as stated in the subsection “Use of Leverage” on page 4, the Fund “may leverage its capital structure by issuing senior securities such as preferred shares or debt securities or by borrowing in the current fiscal year, please revise the “Summary of Fund Expenses” by using, in essence, the following disclosure to provide estimates of the expenses resulting from such issuance.

April 4, 2014

a) Under “Shareholder Transaction Expenses,” please add the following caption: “Preferred Shares and/or Debt Securities Offering Expenses borne by the Fund (as a percentage of the common share offering price).”

b) Please also add the following footnote to the new caption:

If the Fund offers and/or issues preferred shares and/or debt securities, costs of the offering are estimated to be approximately     % of the total offering price of the preferred shares and/or notes, all of which will be borne immediately by the Fund’s common shareholders and result in a reduction of the net asset value of the common shares. Based on an offering of                 common shares and further assuming an offering and/or issuance of preferred shares and/or debt securities with an aggregate liquidation value and/or principal amount of $        , the total offering costs of preferred shares and/or notes are estimated to be $        or $        per share (    % of the common share offering price).

c) Please add the following footnote to the “Annual Expenses” heading of the fee table: “For purposes of this table, we have assumed that the Fund has issued preferred shares and/or debt securities with an aggregate liquidation value or principal amount of     % of its Managed Assets (after the issuance of preferred shares and/or notes).

d) Please add the following footnote to the “Management Fees” caption under “Annual Expenses”:

The Adviser will receive a monthly fee at the annual rate of     % of the average daily value of the Fund’s Managed Assets. For the purposes of this table, it is assumed that the Fund has issued preferred shares and/or debt securities and/or undertaken other borrowings with an aggregate liquidation value and/or principal amount of approximately     % of its Managed Assets (after the leverage is incurred) in the current year.

e) Please revise footnote 3 to provide an estimate of the interest costs that the Fund will incur in the current fiscal year based on the assumed amount of preferred shares, debt securities, and/or other borrowings outstanding in the current fiscal year.

Response: While permitted to do so, the Fund has no current intention to leverage its capital structure by issuing senior securities such as preferred shares or debt securities or by borrowing during the current fiscal year.

5. Please disclose by means of a footnote to the “Management Fees” line item in the fee table that the management fee is payable on managed assets, which include the portion of assets in special purpose trusts of which the Fund owns the inverse floater

April 4, 2014

certificates that has been effectively financed by the trust’s issuance of floating rate certificates. Please also explain briefly in the footnote how the Management Fee is calculated and provide a citation to the detailed description of the Management Fee calculation on page 46 of the prospectus.

Response: We have made the requested changes.

The Fund’s Investments

Investment Philosophy and Process, page 21

The disclosure in the paragraph “Managing Multi-Faceted Risks,” on page 22, states: “Risk in the municipal securities market is derived from multiple sources, including…structural risks such as…yield curve risk….” There is, however, no discussion of this risk in the prospectus. Given the long duration of the Fund’s portfolio, this risk may be significant and should be discussed where appropriate.

Response: We have added yield curve risk disclosure to the registration statement.

Sector Analysis, page 22

Please define the term “sector.”

Response: Generally, a “sector” is one of a few general segments in the economy within which a large group of companies can be categorized. Sectors are viewed more broadly and may encompass multiple industries within in a single sector.

Municipal Securities, page 26

General, page 26

The disclosure, on page 27, states: “Municipal securities are either general obligation or revenue bonds and typically are issued to finance public projects (such as roads or public buildings), to pay general operating expenses, or to refinance outstanding debt.” Please clarify whether private activity bonds are one of these two or a third kind of municipal security.

Response: We have made clarifying revisions to the disclosure.

Inverse Floating Rate Securities, page 29

The disclosure, on page 30, states: “The Fund will segregate or earmark liquid assets with its custodian in accordance with the 1940 Act to cover its obligations with respect to its investments in special purpose trusts.” The staff’s position is that securities

April 4, 2014

issued in a TOB financing may be senior securities, as defined under Section 18(g) of the Investment Company Act. Section 18(g) defines a senior security to include, in part, any obligation or instrument constituting a security and evidencing indebtedness. But it is not accurate to say the Investment Company Act permits the segregation of liquid assets to cover senior securities. Section 18(a)(1) generally makes it unlawful for a registered open-end investment company to issue a senior security representing indebtedness, except where the investment company maintains asset coverage of at least 300 percent. In Investment Company Act Release 10666 (April 18,1979), as modified by Dreyfus Strategic Investing & Dreyfus Strategic Income (June 22, 1987) and Merrill Lynch Asset Management, L.P. (July 2, 1996), however, the Commission and the staff took the position that the issue of senior security status will not be raised if certain asset segregation requirements are met. Please confirm that the Fund will segregate unencumbered liquid assets (other than the bonds deposited into the tender option bond trust) with a value at least equal to the amount of the tender option bonds plus accrued interest, which are issued in connection with inverse floaters in which the Fund invests. See “Funds Using Tender Option Bond (TOB) Financings,” Investment Management Staff Issues of Interest (March 29, 2012).

Response: We confirm that the Fund will segregate unencumbered liquid assets (other than the bonds deposited into the tender option bond trust) with a value at least equal to the amount of the tender option bonds plus accrued interest, which are issued in connection with inverse floaters in which the Fund invests.

Limitations on the Use of Futures, Options on Futures and Swaps, page 32

The description of the exemption provided by CFTC Regulation 4.5, may be too complex for investors to understand. We recommend that you use instead the simpler explanation of the exemption provided in Post-Effective Amendment No. 97 to the Nuveen Investment Trust, filed with the Securities and Exchange Commission on January 16, 2014.

Response: We have made the requested change.

General

1. We note that substantial portions of the registration statement are incomplete. We may have additional comments: on such portions, when you complete them in a pre-effective amendment; on disclosures made in response to this letter; on information supplied supplementally; or on exhibits added in a pre-effective amendment.

Response: We will make the requested updates in the next amendment.

2. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

April 4, 2014

Response: We have not submitted, nor do we expect to submit, an exemptive application or no-action request in connection with this registration statement.

* * * * *

I hereby acknowledge on behalf of the Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments on the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6149.

Sincerely yours,

/s/ Kathleen M. Long

Kathleen M. Long

cc: Kevin McCarthy

     Gifford Zimmerman